United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	4
Signature Page	8

CAPEX 2014

VALE:  CAPITAL AND R&D EXPENDITURES BUDGET OF US$ 14.8 BILLION FOR 2014

Rio de Janeiro, December 2, 2013 — Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget(1) for 2014, with capital expenditures of US$ 9.3 billion for project execution and US$ 4.5 billion dedicated to sustaining existing operations, as well as US$ 0.9 billion for research and development (R&D).

After peaking in 2011 at US$ 18.0 billion, capital and R&D expenditures in 2014 will show a decline for the third year in a row. This reflects the greater focus on capital efficiency, which entails among other things pursuing shareholder value maximization through a smaller portfolio comprised of projects with a high risk-adjusted expected rate of return. This is evidenced by the fact that more than 80% of the 2014 budget for project execution is dedicated to the financing of the expansion of the iron ore production and distribution network, the development of the integrated mine-plant-railway-port coal operations in Mozambique and the Salobo copper and gold project.

“We are strongly committed to deploying capital only in world-class assets with large reserves, low costs, high quality products and opportunities for low-cost brownfield expansions” said Murilo Ferreira, CEO. “On the environmental permit front, all our major projects in Brazil — such as Carajás S11D, CLN S11D and Conceição Itabiritos — have already obtained the licenses required for their execution.” added Mr. Ferreira.

2014 CAPITAL AND R&D EXPENDITURE ALLOCATION BY BUSINESS AREA

	Project execution		Sustaining existing operations		R&D		Total
US$ million				%		%		%
Bulk materials	8,017	86.2	3,075	67.6	465	51.4	11,557	78.4
Ferrous minerals	5,416	58.2	2,897	63.7	414	45.8	8,727	59.2
Coal	2,601	28.0	179	3.9	51	5.6	2,830	19.2
Base Metals	790	8.5	1,023	22.5	239	26.5	2,052	13.9
Fertilizers	52	0.6	400	8.8	80	8.8	531	3.6
Power generation	177	1.9	12	0.3	49	5.4	237	1.6
Steel	264	2.8	—	—	—	—	264	1.8
Others	—	—	37	0.8	71	7.9	109	0.7
Total(1)	9,299	100.0	4,547	100.0	903	100.0	14,750	100.0

(1) In September 2013, Vale announced its intention to dispose of the control over its subsidiary VLI S.A. (VLI). As a consequence, VLI was recorded as assets held for sale in our quarterly financial statements and hence its investments are not included in the numbers.

Project execution

Our main growth initiatives are responsible for 83% of the US$ 9.299 billion budgeted for project execution in 2014. These programs include:

(a)         Carajás, expansion of our top-quality integrated iron ore operations (US$ 3.283 billion), comprised of S11D, CLN S11D, Serra Leste projects and the conclusion of Additional 40Mtpy and CLN 150.

(1)  Pursuant to IFRS, R&D expenditures — here reported as part of the Capex figures on a cash basis— are expensed and as a consequence impact earnings and adjusted EBITDA. This must be observed by analysts when making comparisons, such as when comparing adjusted EBITDA and Capex figures, to avoid double counting which can distort the results of analyses.

(b)         Construction and ramp-up of our world-class integrated Moatize/Nacala coal operation (US$ 2.573 billion).

(c)          Itabiritos, involving capacity replacement, increase and quality improvement in the iron ore from the Southern/Southeastern Systems (US$ 1.067 billion), including the Conceição Itabiritos II, Vargem Grande Itabiritos, Cauê Itabiritos projects and the conclusion of Conceição Itabiritos.

(d)         Global distribution network of iron ore (US$ 436 million), which encompasses investments with the construction of the Teluk Rubiah distribution center (US$ 278 million), vessels (US$ 155 million) and barges (US$ 3 million).

(e)          Salobo II (US$ 332 million), which increases our exposure to copper and gold.

The remainder of the capex budget for projects was allocated to the construction of the Tubarão VIII pellet plant, the CSP steel slab plant and Biodiesel, as well as finalizing projects that recently started up such as Long Harbour and Totten.

The investment budget also includes funds for smaller projects such as initiatives to improve productivity in iron ore mining in the Southeastern and Southern Systems, including the construction of the Pico-Fábrica road and the expansion of the Andaime railway terminal from 37 Mtpy to 65Mtpy of transportation capacity by the second half of 2015. By enhancing the connectivity between the two systems, opportunities are created to optimize inventory management and to leverage the capacity in the railways and maritime terminals.

The details of individual projects can be seen in the table Main approved projects under construction.

Sustaining capital

The sustaining capital budget for 2014 totals US$ 4.547 billion. Fundamentally, it will provide funding for five classes of initiatives: (i) operations, mainly equipment replacement; (ii) building and expanding waste dumps and tailings dams; (iii) health & safety; (iv) corporate social responsibility (CSR) and (v) administrative and others.

Keeping sustaining expenditures under control is a key priority. The budget for 2014 represents 4.7% of our asset base as of September 30, 2013, lower than the average ratio for the last three years, 4.9%.

The budget for the ferrous minerals business is US$ 2.9 billion and will be mainly directed to operations (US$ 1.4 billion), waste dumps and tailings dams (US$ 507 million), health & safety (US$ 365 million) and CSR (US$ 174 million). Base metals sustaining investments will total US$ 1.0 billion, composed primarily of operations (US$ 644 million), waste dumps and tailings dams (US$ 140 million),  health & safety (US$ 34 million) and CSR (US$ 138 million), which includes US$ 105 million for the clean AER project.

Expenditures in sustaining the fertilizers business will be US$ 400 million, mainly comprised of investments in operations (US$ 222 million), including maintenance at Uberaba (US$ 101 million), CSR (US$ 81 million), waste dumps and tailings dams (US$ 51 million) and health & safety (US$ 29 million). The coal business budget of US$ 179 million is chiefly composed of US$ 156 million for operations.

Sustaining investments include expenditures to improve information technology systems, such as the implementation of the ERP system (US$ 107 million) which is expected to contribute to better managerial efficiency.

2014 SUSTAINING CAPITAL ALLOCATION BY BUSINESS AREA

US$ million	Operations	Waste dumps and tailings dams	Health and safety	CSR		Administrative & others	Total

Bulk materials	1,584	515	366	183		428	3,075
Ferrous minerals	1,427	507	365	174		424	2,897
Coal	156	8	2	9		3	179
Base Metals	644	140	34	138	(1)	67	1,023
Fertilizers	222	51	29	81		16	400
Power generation	10	—	—	—		2	12
Others	4	—	3	—		30	37
Total	2,464	706	433	402		542	4,547

(1) Includes Clean AER project.

R&D

The decision to minimize geological and geographic risks has meant a reduction in R&D expenditures since 2012. Its focus is to detect opportunities and develop deposits with potential for large scale production and low cost, as well as exploring to define the potential of existing mining areas and support both projects and operations. The efforts to reach high quality mineral resources, using new technological features and at low cost will result in a higher return portfolio of projects.

The budget for 2014 is comprised of US$ 384 million for mineral exploration, US$ 356 million for conceptual, pre-feasibility and feasibility studies, and US$ 163 million to be invested in new processes, technological innovation and adaptation.

Consistent with the strategic guidelines, we decided to concentrate our global presence in mineral exploration, with Brazil, Canada, Australia and Peru representing 85% of our expenditures.

These exploration expenditures will be mainly dedicated to further developing our reserves of iron ore (US$ 123 million) and nickel (US$ 53 million), and to exploring opportunities in copper (US$ 80 million), fertilizers (US$ 47 million) and coal (US$ 20 million).

Iron ore, fertilizers and nickel are the main priorities for brownfield exploration, which accounts for 53% of the expenditures. Greenfield exploration, with 47%, will focus on finding copper deposits.

Focus on sustainability

The preservation of our license to operate involves the mitigation of the impact of our activities on communities and on the environment, while seeking to build lasting social, economic and environmental legacies.

Investments in CSR in 2014 will amount to US$ 975 million, comprised of US$ 787 million in environmental protection and conservation, and US$ 188 million in social projects. The sustainability agenda plays a central role in the company’s strategic planning process. Vale has defined eight priority areas, among them emissions reduction, land use and biodiversity, water, residues and local development. Vale is also committed to promoting the sustainability agenda with its suppliers and clients, and to actively promote sustainable development in partnership with governments and society.

Estimated output for 2014

ESTIMATED PRODUCTION FOR 2014

‘000 metric tons
Iron ore(1)	312,000
Pellets	43,800
Coal	10,700
Nickel	289
Copper	405
Potash	540
Phosphate rock	8,600

(1) Not including Samarco’s attributable production

In addition to production from its own iron ore mines, Vale plans to purchase run-of-mine (ROM) from third parties to process in its own facilities, adding an estimated 9 million metric tons of final iron ore products to its supply to the market and/or pellet plants.

Main approved projects under construction

The pipeline of main projects approved by the Board of Directors, under construction(2), is detailed in this section. Estimated start-up dates can be revised due to changes caused by several factors, including delays in environmental permits.

The total pre-operating expenses with projects execution(3) expected for 2014 are US$ 262 million and are mainly concentrated in projects such as: CLN S11D (US$72 million), S11D (US$ 38 million), Nacala Corridor (US$ 26 million), Vargem Grande Itabiritos (US$ 19 million), Salobo II (US$ 17 million), Moatize II (US$ 16 million), Teluk Rubiah (US$ 16 million) and Cauê Itabiritos (US$ 14 million). In the following table we do not include pre-operating expenses in the expected capex for the year, although these expenses are included in the total expected capex column, in line with our Board of Directors approval process.

		Expected capex US$ million
Project	Estimated start-up	2014	Total

IRON ORE MINING AND LOGISTICS

Carajás Serra Sul S11D	2H16	1,091	8,089

Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil.

Estimated nominal capacity of 90 Mtpy.

CLN S11D	1H14 to 2H18	1,914	11,582

Increase logistic capacity of Northern system to support S11D, including the duplication of approximately 570 km of railway, construction of a rail spur with 101 km, acquisition of wagons and locomotives and onshore and offshore expansions at Ponta da Madeira maritime terminal.

Increase EFC’s estimated nominal logistics capacity to approximately 230 Mtpy.

(2) The projects already started up and in process of ramp-up are not included in the table.

(3) Pre-operating expenses with projects include mainly costs with oversight of projects in the construction phase.

		Expected capex US$ million
Project	Estimated start-up	2014	Total

Serra Leste	2H14	34	478

Construction of new processing plant, located in Carajás, Pará, Brazil.

Estimated nominal capacity of 6 Mtpy.

Vargem Grande Itabiritos	2H14	376	1,910

Construction of new iron ore processing plant, in the Southern System, Minas Gerais, Brazil.

Estimated additional nominal capacity of 10 Mtpy. 100% pellet feed, with 67.8% Fe content and 1.2% silica.

Conceição Itabiritos II	2H14	240	1,189

Adaptation of the plant to process low-grade itabirites from Conceição, located in the Southeastern system, Minas Gerais, Brazil.

Estimated nominal capacity of 19 Mtpy, without additional capacity. 31.6% sinter feed, with 66.5% Fe content and 3.8% of silica, and 68.4% pellet feed, with 68.8% Fe content and 0.9% silica.

Cauê Itabiritos	2H15	373	1,504

Adaptation of the plant to process low-grade itabirites from Minas do Meio, located in the Southeastern system, Minas Gerais, Brazil.

Estimated nominal capacity of 24 Mtpy, with net additional capacity of 4 Mtpy in 2017. 29% sinter feed, with 65.3% Fe content and 4.4% of silica, and 71% pellet feed, with 67.8% Fe content and 2.8% silica.

Teluk Rubiah	2H14	278	1,371

Construction of a maritime terminal for the 400,000 dwt vessels and a stockyard. Located in Teluk Rubiah, Malaysia.

Stockyard capable of handling up to 30 Mtpy of iron ore products.

PELLET PLANTS(1)

Tubarão VIII	1H14	154	1,321

Eighth pellet plant at our existing site at the Tubarão Port, Espírito Santo, Brazil.

Estimated nominal capacity of 7.5 Mtpy.

COAL MINING AND LOGISTICS

Moatize II	2H15	761	2,068

New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique.

Nominal capacity of 11 Mtpy (mostly comprised of coking coal).

Nacala corridor	2H14	1,812	4,444

Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique.

Estimated nominal capacity of 18 Mtpy.

COPPER MINING

Salobo II	1H14	332	1,707

Salobo expansion, raising height of tailing dam and increasing mine capacity, located in Marabá, Pará, Brazil.

Additional estimated nominal capacity of 100,000 tpy of copper in concentrate.

ENERGY

Biodiesel	2H15	120	633

Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees. Located in Pará, Brazil.

Estimated nominal capacity of 360,000 tpy of biodiesel.

STEELMAKING

CSP(2)	2H15	197	2,570

Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpy.

(1) Samarco IV project continues under construction but was not included in the budget because it is fully sourced by Samarco. Vale has a 50% stake in Samarco.

(2) Expected capex is relative to Vale’s stake in the projects.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: December 2, 2013		Roberto Castello Branco
Director of Investor Relations